                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*


                             J.C. NICHOLS COMPANY
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   653777102
--------------------------------------------------------------------------------
                                (CUSIP Number)



                 INTRUST BANK, N.A.
                 105 NORTH MAIN STREET
                 WICHITA, KANSAS  67201
                 ATTENTION: PHILLIP J.  OWINGS, SENIOR VICE PRESIDENT
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               OCTOBER 17, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 653777102                                                      Page 2

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    INTRUST BANK, N.A., AS TRUSTEE OF THE J.C. NICHOLS COMPANY
    EMPLOYEE STOCK OWNERSHIP TRUST

--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------

 4  SOURCE OF FUNDS

    NOT APPLICABLE

--------------------------------------------------------------------------------

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                            7  SOLE VOTING POWER
        NUMBER OF
                               1,390,233
         SHARES
                            ----------------------------------------------------
      BENEFICIALLY
                            8  SHARED VOTING POWER
       OWNED BY
                               0
         EACH
                            ----------------------------------------------------
       REPORTING
                            9  SOLE DISPOSITIVE POWER
        PERSON
                               (SEE ITEM 5(B), BELOW)
         WITH
                             ---------------------------------------------------

                            10 SHARED DISPOSITIVE POWER

                               (SEE ITEM 5(B), BELOW)

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,390,233

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.7%

--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON  (See Instructions)

    BK, CO, EP
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 653777102                                                      Page 3

                          ITEM 1. SECURITY AND ISSUER
                          ---------------------------

     This Schedule 13D relates to the common stock, par value $0.01 per share, of J. C. Nichols Company, a Missouri corporation (the "Company"). The principal executive offices of the Company are located at 310 Ward Parkway, Kansas City, Missouri 64112.

                        ITEM 2. IDENTITY AND BACKGROUND
                        -------------------------------

     The entity reporting on this Schedule 13D is INTRUST Bank, N.A. ("Trustee"), solely in its capacity as trustee of the J. C. Nichols Company Employee Stock Ownership Trust (the "ESOT") and the J. C. Nichols Company Employee Stock Ownership Plan (the "Plan"). Trustee is a corporation organized under the laws of the state of Kansas and engaged principally in the business of banking. The principal business address of Trustee is 105 North Main Street, Wichita, Kansas 67201.

     For information required by General Instruction C to Schedule 13D with respect to (a) the executive officers and directors of Trustee, (b) the person controlling Trustee, and (c) the executive officers and directors of the person ultimately in control of Trustee, reference is made to Schedule I annexed hereto and incorporated herein by reference.

     During the last five years, Trustee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           ---------------------------------------------------------

     This Schedule 13D is being filed by Trustee as a result of the matters described in "Item 4 Purpose of Transaction," below and does not relate to the purchase of any shares of common stock of the Company. Nevertheless, the following information is provided with respect to a prior acquisition by the ESOT of common stock of the Company not previously reported pursuant to Regulation 13D-G.

     On August 26, 1997, 620,586 shares of the Company's common stock (the "Shares") were issued by the Company to the ESOT. The acquisition occurred pursuant to the terms of that certain settlement agreement dated June 30, 1995, with respect to Medina v. McCarthy, Case No. 95-0075-CV-W-1, United States
                ------------------
District Court, Western District of Missouri (the "Court"), as approved by order of the Court on October 4, 1995, and by its subsequent order dated October 12, 1995 (the "Settlement Agreement"). The Settlement Agreement called for the issuance of 8,500 shares of the Company's common stock to the ESOT, but, as a result of an 80-for-1 split of the Company's common stock, effective May 29, 1996, the number of shares to be issued to the ESOT was increased to 680,000.
On August 1, 1997, the Internal Revenue Service (the "IRS") executed a Closing Agreement (the "Closing Agreement") in response to a request for a private letter ruling filed with the IRS by the Company on October 31, 1995. In accordance with the Closing Agreement, 620,586 shares (i.e., the Shares) out of the 680,000 shares contemplated by the settlement were actually issued to the ESOT. The remaining 59,413 shares are subject to a litigated

                                 SCHEDULE 13D
CUSIP No. 653777102                                                      Page 4

dispute, Case No. 97-1205-CV-W-3, United States District Court, Western District of Missouri, involving the status of certain Plan participants under
Section 1042 of the Internal Revenue Code. On September 2, 1997, the Company filed a request with the Court that asks, in part, for permission to interplead the "Section 1042 Shares," consisting of the remaining 59,413 shares of the Company's common stock to be issued pursuant to the Settlement Agreement (the disputed number of shares was actually 59,413.9771, but fractional shares are not authorized and the fractional share was eliminated) pending resolution of whether the disputed shares should be transferred to the ESOT or directly to specific participants in the Plan pursuant to the Closing Agreement.

                        ITEM 4. PURPOSE OF TRANSACTION
                        ------------------------------

     As discussed above in "Item 3. Source and Amount of Funds or Other Consideration," this Schedule 13D is not being filed as a result of the acquisition of the Shares by the ESOT. The ESOT's acquisition of the Shares was mandated by the Settlement Agreement and neither the ESOT nor Trustee had any control over the timing or purpose of the acquisition of the Shares. As discussed below, though, the Shares, as well as other shares of the Company's common stock held by the ESOT, are subject to possible sale pursuant to the terms of the Stock Purchase Agreement (as defined and discussed below).

     This Schedule 13D is instead being filed as a result of plans and events related to a stock purchase agreement effective September 24, 1997 (the "Stock Purchase Agreement") by and between the ESOT and Bosfield, L.L.C., an Indiana limited liability company ("Bosfield"). The Stock Purchase Agreement marks the culmination of a series of unsolicited offers for the purchase of shares of common stock held by the ESOT.

     Since assuming its duties as trustee of the ESOT, Trustee has received a number of unsolicited offers to purchase shares of the Company's common stock held by the ESOT. Among such offers was an unsolicited offer from Maefield
Development Corporation ("Maefield") in May 1997.   During the course of
receiving such unsolicited offers and entering into negotiations with respect to the sale of shares held by the ESOT, Trustee requested advice from the Board of Directors of the Company pursuant to Section 6.12 of the ESOT regarding these offers. With respect to offers from Maefield, the Board of Directors of the Company recommended that Trustee obtain an extension of time to consider the value of the offer.

     During the time when Trustee was receiving and discussing unsolicited offers for the purchase of shares held by the ESOT, Trustee learned of developments that could adversely impact the Plan participants. The Plan contains a "put provision" whereby the Company is obligated to purchase shares from a given Plan participant when shares are distributed from the ESOT to the Plan participant. Based on information received in conversations with the Company, Trustee believes that the Board of Directors of the Company has taken action to amend the Plan to remove the "put provision" upon the successful listing of the Company's shares on The Nasdaq National Market. This action may result in a loss of liquidity, and thus value, in shares of the Company's common stock distributed to Plan participants. After a series of discussions with members of the Board of Directors of the Company regarding potential alternatives for achieving liquidity for Plan participants, including purchase of some or all of the ESOT's shares by the Company, Trustee has determined that it is in the best interests of the Plan participants to sell shares held in the ESOT to achieve liquidity.

                                 SCHEDULE 13D
CUSIP No. 653777102                                                      Page 5

     During the course of negotiations regarding the unsolicited offers to purchase the shares held by the ESOT, the principal of Maefield, Mr. Mark Siffin, along with Mr. James Rappaport, formed Bosfield and substituted Bosfield as the offeror for the shares of the Company's common stock held by the ESOT. The Trustee's negotiations with Bosfield resulted in Bosfield's agreement to purchase from the ESOT the 1,390,233 shares of the Company's common stock held by the ESOT at a price of $59.00 per share pursuant to the Stock Purchase Agreement. The Stock Purchase Agreement states that it is to be consummated within 90 days of its effective date, upon satisfaction of its stated conditions.

     One of the conditions stated in the Stock Purchase Agreement is that the Board of Directors of the Company shall have approved the Stock Purchase Agreement. Trustee has approached management and the Board of Directors of the Company regarding approval of this transaction. Trustee understands that Bosfield has also approached the Board of the Directors of the Company regarding approval of the Stock Purchase Agreement. The Board of Directors of the Company has advised Trustee that it is continuing to evaluate the Stock Purchase Agreement.

     Nevertheless, during the week of October 13, 1997, Trustee became aware of facts and information that have led it to believe that the Board of Directors of the Company may not approve the Stock Purchase Agreement. Trustee has determined that it is in the best interests of the Plan participants to proceed with the transactions contemplated in the Stock Purchase Agreement.
Accordingly, in light of indications that approval may not be forthcoming from the current Board of Directors of the Company, Trustee plans to take those actions that it may deem necessary to obtain such approval of the Stock Purchase Agreement and achieve liquidity in the ESOT's assets on behalf of Plan
participants.   Trustee's current plan for achieving this objective may include further discussions with the Board of Directors of the Company and the possibility of calling a meeting of the shareholders of the Company for the purpose of proposing actions to be voted upon by the shareholders of the Company at such meeting. The proposed actions at any such shareholder meeting may include removal of cumulative voting provisions from the Company's bylaws, removal of various members of the Board of Directors of the Company, and other actions as Trustee deems necessary to propose in order to accomplish its objective as described above.

     In light of provisions contained in the documents under which the ESOT is operated, the Stock Purchase Agreement contains a provision that reflects the desire of the ESOT to acquire a minimum of 700,000 additional shares of the Company's common stock (the "Additional Shares"). The Stock Purchase Agreement contemplates that, prior to consummation of the Stock Purchase Agreement, Bosfield will provide the ESOT with reasonable assistance, including an interest-bearing loan, designed to enable the ESOT to acquire the Additional Shares from existing shareholders.

     The summary of the provisions of the Stock Purchase Agreement under this
Item 4 do not purport to be complete. Reference is made to the provisions of, and such summary is qualified in its entirety by reference to, the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference.

                                 SCHEDULE 13D
CUSIP No. 653777102                                                      Page 6

                 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
                 --------------------------------------------

     (a) As reported in the Company's Report on Form 10-Q for the quarter ended June 30, 1997, 3,849,358 shares of the Company's common stock were issued and outstanding on July 31, 1997. After giving effect to the Company's issuance of an additional 680,000 shares on August 26, 1997 (including the 620,586 shares received by the ESOT, as described in "Item 4. Purpose of Transaction," above), the total number of issued and outstanding shares of the Company's common stock is at least 4,529,358. Trustee, solely as trustee of the ESOT, presently has beneficial ownership of 1,390,233 shares of the Company's common stock, or approximately 30.7% of the issued and outstanding shares of the common stock of the Company.

     (b) Trustee, as trustee of the ESOT, has the sole power to vote 1,390,233 shares of the Company's common stock. Trustee has the power to dispose of such shares subject to and controlled by Sections 6.2 and 6.12 of the Trust Agreement, by other applicable provisions of the Trust and Plan documents, and by applicable provisions of the Employee Retirement Income Security Act, as amended. In this regard, Trustee is required to obtain an advisory opinion from the Board of Directors of the Company prior to selling shares of common stock of the Company pursuant to an unsolicited offer.

     (c) The sole transaction in the common stock of the Company effected by Trustee or the ESOT during the past 60 days is the acquisition of the Shares (see "Item 3. Source and Amount of Funds or Other Consideration" above).

     (d) The shares of common stock of the Company held by the ESOT are held for the benefit of the participants in the Plan.

     (e)  Not applicable.

              ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
              --------------------------------------------------
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
            ------------------------------------------------------

      The ESOT has entered into the Stock Purchase Agreement. Information regarding the terms of the Stock Purchase Agreement described in Item 4. above and the full text of the Stock Purchase Agreement attached hereto as Exhibit 4 are incorporated herein by reference.

                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                   -----------------------------------------

     The following Exhibit 1 is incorporated herein by reference to Exhibit 99.1 to the J. C. Nichols Company Registration Statement on Form 10, filed with the Commission on September 30, 1996, as subsequently amended (the "Form 10"). The following Exhibit 2 is incorporated herein by reference to Exhibits 10.1(a), 10.1(b), and 10.1(c) to the Form 10. The following Exhibit 3 is incorporated herein by reference to Exhibits 10.2(a) and 10.2(b) to the Form 10. Exhibit 4 is attached hereto.

Exhibit 1.     Settlement Agreement and Mutual Releases dated June 30, 1995.

                                 SCHEDULE 13D
CUSIP No. 653777102                                                      Page 7

Exhibit 2.     J.C. Nichols Company Employee Stock Ownership Plan, as amended.

Exhibit 3.     J.C. Nichols Employee Stock Ownership Trust, as amended.

Exhibit 4. Stock Purchase Agreement dated September 24, 1997, by and between the J. C. Nichols Company Employee Stock Ownership Trust and Bosfield, L.L.C.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     Dated: October 24, 1997
                    --


                            INTRUST Bank, N.A., as Trustee of the J. C. Nichols Company Employee Stock Ownership Trust


                            By:  /s/ Phillip J.  Owings
                                 --------------------------------------------
                                 Phillip J. Owings, Senior Vice President

                                  SCHEDULE I

                          Information with Respect to
                      Executive Officers and Directors of
                INTRUST Bank, N.A. and INTRUST Financial Corp.
                ----------------------------------------------

     The following sets forth information required by General Instruction C to
Schedule 13D with respect to (a) the executive officers and directors of INTRUST Bank, N.A. ("INTRUST Bank"), (b) the person controlling INTRUST Bank, and (c) the executive officers and directors of the person ultimately in control of INTRUST Bank.

     The person ultimately in control of INTRUST Bank is INTRUST Financial Corp., a Kansas corporation ("INTRUST Financial"). The principal business address of INTRUST Financial is 105 North Main Street, Wichita, Kansas 67201. The principal business of INTRUST Financial is operating as a bank holding company. During the last five years, INTRUST Financial has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The name of each of the executive officers and directors of INTRUST Bank and INTRUST Financial are listed below. Unless otherwise specified, each individual identified below serves as a director and/or officer of both INTRUST Bank and INTRUST Financial, the principal employer of each such individual is INTRUST Bank or INTRUST Financial, the business address of each such individual is 105 North Main Street, Wichita, Kansas 67201, and each such individual is a citizen of the United States. To the knowledge of INTRUST Bank, during the last five years, no individual identified below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws. In addition, to the knowledge of INTRUST Bank, none of the individuals identified below has any interest in the securities of J.C. Nichols Company (the "Company") or any contracts, arrangements, understandings or relationships with respect to the securities of the Company.

1.   RONALD L. BALDWIN, director and Vice Chairman of INTRUST Bank.

2.   C. ROBERT BUFORD, director; principal occupation and business address:
     President of Zenith Drilling Corp., an oil and gas drilling and exploration firm with an office at 1861 North Rock Road, Suite 200, Wichita, Kansas 67278.

3.   FRANK L. CARNEY, director; principal occupation and business address:
     President and Manager of P.J. Wichita, L.L.C., a development stage company with an office at 2611 Wilderness, Wichita, Kansas 67226.

4.   RICHARD G. CHANCE, director; principal occupation and business address:
     President and Chief Executive Officer of Chance Industries, Inc., a producer of amusement rides and manufacturer of transit coaches, trams, and replica trolleys with an office at 4219 Irving Street, Wichita, Kansas 67277.

5. CHARLES Q. CHANDLER III, director, Chairman of the Board of INTRUST Financial, and Chief Executive Officer of INTRUST Financial.

6. CHARLES Q. CHANDLER IV, director, President of INTRUST Financial, President of INTRUST Bank, Chairman of the Board of INTRUST Bank, and Chief Executive Officer of INTRUST Bank.

7.   GEORGE T. CHANDLER, director; principal occupation and business address:
     Chairman of the Board of First National Bank, a banking organization with an office at 223 South Main, Pratt, Kansas 67124.

8.   STEVEN CLARK, director; principal occupation and business address:
     President of Clark Investment Group, an investment company with an office at 1223 North Rock Road, Wichita, Kansas 77206.

9. ROBERT L. DARMON, director; principal occupation: managing personal investments.

10. CHARLES W. DIEKER, director; principal occupation: managing personal investments.

11.  W.J.  EASTON Jr., director; principal occupation and business address:
     President, Chairman of the Board, and Chief Operating Officer of The Easton Manufacturing Co. Inc., an auto parts manufacturing company with an office at 1023 South Santa Fe, Wichita, Kansas 67202.

12.  MARTIN K. EBY Jr., director; principal occupation and business address:
     President and Chairman of the Board of Martin K. Eby Construction Corporation, a construction company with an office at 610 North Main Street, Wichita, Kansas 67203.

13. THOMAS KITCH, director; principal occupation and business address: member of Fleeson, Gooing & Kitch, a law firm located at 125 North Market Street, Suite 1600, Wichita, Kansas 67201.

14.  ERIC T. KNORR, director; principal occupation and business address:
     Chairman Emeritus, Dulaney, Johnston & Priest Insurance Agency, an insurance agency located at 301 North Main, Suite 900, Wichita, Kansas 67202.

15.  CHARLES G. KOCH, director; principal occupation and business address:
     Chairman of the Board and Chief Executive Officer of Koch Industries Inc., an integrated energy company with an office at 4111 East 37th Street North, Wichita, Kansas 67220.

16.  RICHARD KERSCHEN, director; principal occupation and business address:
     President and Chairman of the Board, The Law Co., Inc., a general contracting company with an office at 345 Riverview, Wichita, Kansas 67201.

17.  J.V. LENTELL, director and Vice Chairman of INTRUST Bank.

18.  WILLIAM B. MOORE, director; principal occupation and business address:
     President of KGE, an operating company that distributes electricity and natural gas with an office in Wichita, KS 67202-3037.

19. PAUL A. SEYMOUR Jr., director; principal occupation: managing personal investments.

20.  DONALD C. SLAWSON, director; principal occupation and business address:
     Chairman of the Board and President of Slawson Companies, Inc., a group of companies involved in the acquisition of oil and gas properties, exploration and production of oil and gas, purchasing and reselling of crude oil and natural gas, and real estate activities with an office at 104
     S. Broadway, Suite 200, Wichita, Kansas  67202.

21.  JOHN T. STEWART III, director; principal occupation and business address:
     Chairman of the Board and Director of First National Bank, a banking organization with an office at 120 North First Street, Medford, OK 73759-1202.

                                    Page 3